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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 3, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒                        No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
June 3, 2003	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

KIDD METALLURGICAL SITE IMPLEMENTS ADDITIONAL
COST CONTROL MEASURES
Reduces Workforce by 85 Positions

Toronto, Ontario, June 3, 2003 — Falconbridge Limited announced today that it is permanently reducing its workforce by 85 positions at its Kidd Metallurgical site in Timmins, Ontario. This action is aimed at improving the overall economic performance and to further assist in offsetting weak market conditions and the impact from a strengthening Canadian dollar. The reductions are scheduled to occur between July 1st and October 1st, 2003.

"Despite other concerted actions being taken to improve our viability, we felt these reductions were necessary to make," said Daniel Picard, General Manager of the Kidd Metallurgical Division. "Significant cost savings are essential if we are to maintain the long-term viability of our operations."

The Company previously announced a summer shutdown of its zinc operations, as well as workforce reductions at the Mining Division, also in Timmins. Production levels at the Metallurgical Division will be maintained by implementing changes to improve efficiency and make best use of seasonal zinc plant operation. Falconbridge plans to produce approximately 110,000 tonnes of zinc and 140,000 tonnes of copper from its Kidd operations in 2003.

"We expect to save approximately $6 million annually as a result of these changes, while maintaining our copper and zinc output levels," Picard added. "We are confident that all of these changes will help us to achieve our unit cost goal for copper and zinc. We are also exploring additional cost reduction opportunities across the organization."

To reduce the impact on employees and minimize the number of layoffs, the company will provide incentives for early retirement for both staff and unionized employees. A similar workforce reduction program was successfully implemented at the Mining Division last year.

"There is a large number of employees eligible for early retirement and this could significantly reduce the number of layoffs required at the end of the process," Picard said.

The Kidd Metallurgical Division currently has 840 employees. In 2002, it produced 145,000 tonnes of zinc and 147,000 tonnes of copper from its Kidd operations.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

For further information please contact:

Dale Coffin
Director, External Communications
(416) 982-7161
dale.coffin@toronto.norfalc.com

or

Kevin Molnar
Manager, Human Resources
(705) 235-8121 x7631
KMolnar@KiddMet.Falconbridge.com

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SIGNATURES
KIDD METALLURGICAL SITE IMPLEMENTS ADDITIONAL COST CONTROL MEASURES Reduces Workforce by 85 Positions